November 2, 2010

Eric S. Nadeau
Chief Financial Officer
Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

      Re: Home Federal Bancorp, Inc.
               Form 10-K for the year ended September 30, 2009
               Forms 10-Q for the fiscal 2010
               File No. 1-33795

Dear Mr. Nadeau:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Paul Cline
Senior Accountant